UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On November 16, 2023, AerCap Holdings N.V. (the “Company”) issued a press release announcing the completion of the underwritten secondary offering by GE Capital US Holdings, Inc. (the “Selling Shareholder”), a wholly owned subsidiary of General Electric Company, of 30,729,878 ordinary shares of the Company at a price to the public of $65.25 per ordinary share (the “Secondary Offering”). This includes the exercise in full by the underwriters of their option to purchase up to an additional 4,008,245 ordinary shares from the Selling Shareholder. As part of the Secondary Offering, AerCap purchased 7,859,163 ordinary shares from the underwriters at a price per ordinary share equal to $63.62. A copy of the press release is attached hereto as Exhibit 99.1. As a result of the completion of the Secondary Offering, General Electric Company and its subsidiaries no longer beneficially own any of the Company’s ordinary shares.

The information contained in this Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-270326 and 333-260359, Registration Statements on Form S-8, File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1   AerCap Holdings N.V. Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
		Name:	Aengus Kelly
		Title:	Authorized Signatory

Date: November 16, 2023

EXHIBIT INDEX

99.1          AerCap Holdings N.V. Press Release